As filed with the Securities and Exchange Commission on July 13, 1999
                          Commission File No. 333-81851

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                 --------------

                  PRE-EFFECTIVE AMENDMENT NUMBER 1 TO FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                             DONNEBROOKE CORPORATION
      (Exact name of small business registrant as specified in its charter)


       Delaware                                                75-2228820
(State or jurisdiction of                                  (I.R.S. Employer
incorporation or organization)                              Identification No.)


      16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 (972) 248-1922.
         (Address and telephone number of principal executive offices)

     Kevin B. Halter, Jr. 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248
     (972) 248-1922
           ( Name, address and telephone number of agent for service)

                                   Copies to:
                             Richard Braucher, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922

The common stock being sold by the selling shareholders will be sold from time to time upon the effectiveness of this registration statement as determined by the selling shareholders.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]



                         CALCULATION OF REGISTRATION FEE
---------------------------- ------------------------- -------------------------- ------------------------- ----------------------

Title of each class of       Amount to be              Proposed maximum offering  Proposed maximum          Registration Fee
securities to be registered  registered                price per share (1)        aggregate offering
                                                                                  price (1)
Common  Stock                330,000 shares                 $1.00                                            $97.35
                                                                                     $330,000.00
---------------------------- ------------------------- -------------------------- ------------------------- ----------------------

Note: (1)  Estimated solely for the purpose of calculating the registration fee.

The registrant amends this registration statement on such date or dates necessary to delay its effective date until the registrant files a further amendment, which specifically states that this registration statement is thereafter effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on the date the Commission, acting pursuant to said Section 8(a), determines.

                   PRELIMINARY PROSPECTUS DATED JULY 13, 1999
                             (subject to completion)

                             DONNEBROOKE CORPORATION

                         330,000 SHARES OF COMMON STOCK

This prospectus relates to the sale from time to time of up to 330,000 shares of the common stock of Donnebrooke Corporation, a Delaware corporation (herein "Donnebrooke"), by two shareholders, Halter Capital Corporation and Charles R. Dickinson (See "Prospectus Summary"). These shares are being registered in order to make them freely tradeable but registration does not necessarily mean that any or all of these shares will, in fact, be sold. Donnebrooke will not receive any of the proceeds from the sale of these shares. Donnebrooke will pay all of the expenses related to this registration.

There is currently no public market for the common stock. Donnebrooke expects that the common stock will be traded on the over-the-counter market maintained by members of the National Association of Securities Dealers, Inc. (the "OTC Bulletin Board") after the registration statement is declared effective. There can be no assurance that an active trading market will develop. See "Risk Factors."

We urge you to read this prospectus carefully. An investment in the securities offered hereby is speculative and involves a high degree of risk. You should read "Risk Factors", beginning on page 3, which describes certain factors which should be carefully considered before you purchase any of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.


                    Price to the Public      Proceeds to Donnebrooke      Proceed to
                                                                          Selling Shareholders
----------------------------------------------------------------------------------------------

     Per Share         $1.00                    None                         $330,000.00

      TOTAL            $1.00                    None                         $330,000.00



No underwriters are involved or expected to be involved in the offer or sale of this stock. The selling shareholders may, from time to time, offer and sell these shares directly or through agents or broker-dealers on such terms as either of them determines to be appropriate. See "Plan of Distribution."

 The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 THE DATE OF THIS PROSPECTUS IS JULY_____, 1999.

                         PROSPECTUS SUMMARY INFORMATION

Please read all of this prospectus carefully. It describes Donnebrooke and its plans for the future. Federal and state securities laws require that we include in this prospectus all information that investors will need to make an investment decision. You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained herein.
The following is a summary of some of the information contained in this prospectus. However, you should not rely on the summary but should read the more detailed information in the rest of this prospectus.



THE  COMPANY

Donnebrooke Corporation, a Delaware corporation, does not conduct any type of business at this time. It was incorporated under the laws of State of Delaware in 1988. Donnebrooke's only office is located at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 and its telephone number is (972) 248-1922.





 THE OFFERING

Type of Security Offered                               Common Stock, $0.00001 par value per share

Number of Outstanding Shares                                   3,940,372

Number of Shares Offered by Selling Shareholders                 330,000

Percentage of Outstanding Shares Being Registered                  8.37%

Number of Outstanding Shares Owned by Non-Affiliates             368,307




RISK FACTORS


You should consider the common stock of Donnebrooke to be an investment involving a high degree of risk. You should read this entire prospectus and carefully consider the risk involved with this investment, including the following factors. You should carefully consider all of the risk factors and other facts relating to Donnebrooke in making your evaluation of the company and its future potential before purchasing any of Donnebrooke's common stock.


Donnebrooke needs additional working capital to maintain its existence

In the past Donnebrooke's expenses have been paid by one or more of its principal shareholders. Currently, it has very little cash and no other liquid assets with which to pay any expenses. Although Donnebrooke was able to raise $10,000.00 by selling additional stock in a private placement recently, there can be no assurance that it can sell additional unregistered restricted stock in the future or, if some shares are sold, whether the price will be favorable to the company. Unless one or more of its principal shareholders agrees to provide cash to pay Donnebrooke's expenses as they are incurred, Donnebrooke may be forced to cease its efforts to find an acceptable merger or acquisition partner and as a result the stock could become worthless. Donnebrooke does not know of any sources from which it can borrow money or otherwise obtain capital.

Donnebrooke's acquisition strategy may reduce the price that investors are willing to pay for its shares

Donnebrooke intends to grow by acquiring a business or a corporation that is privately owned and has a history of profitable operations or a future business plan that management believes is likely to result in profitable operations. The management of Donnebrooke has no specific target in mind and it is impossible to predict when, or if, it will find a merger or acquisition candidate that it deems desirable and that is interested in affiliating with Donnebrooke. There can be no assurance that Donnebrooke will be able to identify, acquire or manage such a business profitably or to integrate successfully such a business into Donnebrooke without substantial and unanticipated costs, delays or other problems. A business acquired by Donnebrooke may have liabilities that Donnebrooke does not discover or may not be able to discover during its pre-acquisition investigations and for which Donnebrooke, as legal successor owner, may be responsible. Donnebrooke currently has no agreement with any party to make an acquisition.


Donnebrooke has never operated a profitable business and without income or profits, the stock may become worthless

Donnebrooke has never operated a profitable business and has never generated any income; thus, Donnebrooke has no history of successfully operating any form of business and generating any profits. Management cannot assure investors that the company will ever operate or acquire a business that will generate income or profits. If no business is ever acquired, the stock will become worthless.


Because there is no active market for Donnebrooke's stock now and one may not develop, you may have difficulty valuing and selling Donnebrooke shares

There has never been an established public market for Donnebrooke's stock. There can be no assurance that an active public market will develop or be sustained for the common stock even though Donnebrooke intends to file an application with the National Association of Securities Dealers, Inc. (herein " NASD") to list the common stock on the OTC Bulletin Board. If there is little demand on the part of potential purchasers of the stock, sellers will have difficulty selling any of Donnebrooke's stock.


Because the price of Donnebrooke's stock is likely to continue to be volatile, its market price is likely to very unpredictable

The market price of Donnebrooke's stock has been, and is likely to continue to be, highly volatile. The market for Donnebrooke's stock may continue to be volatile and unpredictable because of general market conditions, as well as factors related to Donnebrooke's performance and its ability to meet market expectations. Such factors as investor perceptions of Donnebrooke, variations in Donnebrooke's financial condition, announcements regarding Donnebrooke's plans and other developments affecting Donnebrooke's future could cause significant fluctuations in the market price of the stock. In addition, the stock market in general has recently experienced price and volume fluctuations which appear to be unrelated to historical measures such as price-earnings ratio, anticipated revenues, growth is sales or other investment standards for individual companies. Broad market fluctuations having nothing to do with Donnebrooke may also cause the price of the stock to go down.


Regulations affecting Donnebrooke may make it more difficult for you to resell this stock

Because of the low price of Donnebrooke's common stock and the fact that it is not currently listed on any NASDAQ market or any exchange, the shares may continue to be subject to a number of regulations that may affect the price of the shares and your ability to sell the shares in the secondary market. See "Regulations Affecting the Price and Marketability of Donnebrooke's Stock."


Future sales of Donnebrooke's stock pursuant to Rule 144 could have an adverse affect on the market price of this stock

We are unable to predict the affect that sales of the stock in the future made under Rule 144 or otherwise may have on the then prevailing market price of Donnebrooke's stock. It is possible that sales of large numbers of shares by one of more of the principal shareholders will have the effect of depressing the market price of the common stock. See "Description of Donnebrooke's Common Stock
- Shares Eligible for Future Sale."

Because Donnebrooke is controlled by its two executive officers and directors, some potential investors will not buy the stock

Donnebrooke's existing officers and directors will continue to beneficially own, directly or indirectly, over 90% of the common stock. As a result, these shareholders acting together control all decisions that will be made by the shareholders, including the election of directors, approval or rejection of any proposed acquisition or merger, and possible recapitalizations of Donnebrooke. The voting power of these shareholders could, under certain circumstances, delay or prevent a change in control of Donnebrooke.


Anti-takeover provisions in Donnebrooke's Certificate and Bylaws, as well as Delaware law, could adversely affect the stock's price

Some provisions of Delaware law and certain provisions contained in Donnebrooke's Certificate of Incorporation and Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage third parties from attempting to acquire, control of Donnebrooke. Such provisions could limit the price that certain investors might be willing to pay in the future for Donnebrooke's common stock. The Certificate and Bylaws impose various procedural requirements that could make it more difficult for shareholders to effect certain corporate actions such as mergers or other forms of consolidation. Donnebrooke's Certificate gives the Board of Directors, without any additional authorization from the shareholders, authority to issue more than 46,000,000 additional shares of common stock for various corporate purposes. Issuance of a substantial number of shares would dilute the existing shareholders' percentage ownership of Donnebrooke.



PRINCIPAL AND SELLING SHAREHOLDERS


The following table sets forth certain information as of July 1, 1999 with regard to the beneficial ownership of the common stock by (i) each person known to Donnebrooke to be the beneficial owner of 5% or more of its outstanding shares; (ii) by the officers and directors of Donnebrooke individually and (iii) by the officers and directors as a group. Included is the number of shares before and after this offering and the number of shares to be offered by each selling shareholder. This information assumes that all shares offered by the selling shareholders are sold and that no additional common stock is sold or acquired by either of them.



Name of Beneficial      Number of  Shares     Percent of            Number of Shares      Number Owned After    Percent of
Owner                   Owned                 Outstanding           Offered for Sale      Sale                  Outstanding
                                                                                                                (adjusted)
Halter Capital          1,303,392             33.1%                   30,000              1,273,392             32.3%
Corporation (A)

Kevin B. Halter               604                0%                    -0-                      604                0%

Kevin B. Halter, Jr.    2,268,069             57.6%                    -0-                2,268,069             57.6%

Charles R. Dickinson (B)  300,000              7.6%                  300,000                  -0-                 0%


All Directors &         3,572,065             90.6%                    -0-                3,542,065             89.9%
Officers as a Group
(2 persons)


(A) Halter Capital Corporation is owned exclusively by Kevin B. Halter and Kevin
B. Halter, Jr., father and son, who are the only directors and officers of Donnebrooke. This corporation and both Messrs. Halter are affiliates of Donnebrooke, as that term is defined by the Securities Act of 1933.
(B) Charles R. Dickinson does not now hold, and has never held, any position, office or material relationship with Donnebrooke and is not an affiliate of Donnebrooke.

                              PLAN OF DISTRIBUTION

Reasons for this Registration

Donnebrooke's Board of Directors has determined that it is in the best interest of Donnebrooke to register these 330,000 shares at this time. Currently only 68,911 shares of Donnebrooke's common stock are freely tradeable and there is no active market for trading. After the completion of this registration 398,911 shares will be freely tradeable. After this registration 3,541,461 shares or approximately 90% of the shares issued and outstanding will remain restricted and cannot be sold until such time as a subsequent registration statement is filed by Donnebrooke or, with the passage of time, the owners of the restricted stock can obtain removal of the restriction pursuant to rules and regulations of the SEC, including Rule 144 or 144(k).

In addition, Donnebrooke hopes to expand in the future by means of acquisitions of one or more existing businesses. The Board of Directors believes that having a public market for the common stock will allow Donnebrooke to more readily make such acquisitions in the future by structuring them as stock transactions.


Listing and Trading of  the Common Stock in the Future

Immediately after this registration is declared effective, Donnebrooke intends to apply to NASD for listing of the Common stock on NASD's OTC Bulletin Board and it is anticipated that trading in the common stock should commence shortly after approval of the listing is received from NASD. No assurance can be given as to when that approval will be received.

Donnebrooke expects that the common stock will initially be traded on the OTC Bulletin Board after the effectiveness of the registration statement. Shares of the common stock will be freely transferable, except for shares beneficially owned by persons who may be deemed to be "affiliates" of Donnebrooke under the Securities Act. Persons who may be deemed to be affiliates of Donnebrooke include individuals or entities that control, are controlled by or under common control with Donnebrooke, and include the directors and principal executive officers of Donnebrooke, as well as any stockholder that owns 10% or more of the total stock issued and outstanding. Persons who are affiliates of Donnebrooke will be permitted to sell their shares of common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act which is applicable to them. The directors and executive officers of Donnebrooke, Kevin B. Halter and Kevin
B. Halter, Jr., as well as Halter Capital Corporation, are currently affiliates of Donnebrooke.


Common Stock Being Sold by the Two Selling Shareholders

 Halter Capital Corporation and Charles R. Dickinson currently own in excess of 33% and 7%, respectively, of the company's stock. After the registration is effective, Halter Capital Corporation and Charles R. Dickinson intend to offer and sell, from time to time, up to 30,000 shares and 300,000 shares, respectively. The stock will be sold at such price or prices as either of the selling shareholders is able to negotiate for the shares being sold. The price may or may not be at prevailing market and may represent a negotiated price based on factors deemed appropriate by the buyer and seller. Although Donnebrooke is registering these shares for the selling shareholders, registration of the shares does not necessarily mean that any of these hares will be offered and sold by the selling shareholders or either of them. Donnebrooke will not receive any proceeds from the sale of these shares by the selling shareholder and will pay the costs of this registration, estimated to be $6000.00.

These shares may be sold directly by the selling shareholders. Alternatively, the selling shareholder may from time to time offer part or all of these shares to or through broker-dealers, and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares for whom they may act as agents or tot whom they may sell as principal, or both. Donnebrooke is not aware as of the date of this prospectus of any agreements between any of the selling shareholders and any broker-dealers with respect to the common stock offered by the selling shareholders pursuant to this prospectus. In connection with the distribution of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with these transactions , broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares described in this prospectus, which the broker-dealer may resell pursuant to this prospectus.

The selling shareholders and any broker, dealer or other agent executing sell order on behalf of the selling shareholders may be "underwriters" within the meaning of the Securities Act, in which event commission received by the broker, dealer or agent and profit on any resale of the shares may be underwriting commissions under the Securities Act. Any commissions received by a broker, dealer or agent may be in excess of customary compensation. The shares may also be sold, if applicable, in accordance with Section 4(1) of the Securities Act or Rule 144 and Rule 145 under the Securities Act.

Information as to whether any underwriter who may be selected by the selling shareholders, or any other broker-dealer, is acting as principal or agent for the selling shareholders, the compensation to be received by any such underwriters or broker-dealers, when acting as principal or agent for the selling shareholders and the compensation received by other-broker-dealers will, to the extent required, be set froth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or though such dealer or broker.

Donnebrooke will pay all expenses of registration incurred in connection with this offering, estimated to be approximately $6000.00. The selling shareholders will be responsible for all selling and other expenses incurred by the selling shareholders.

The selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rule 102 under Regulation M, which may limit the timing of purchases and sales of any shares of the common stock by the selling shareholders. Rule 102 provides, with some exceptions, that it is unlawful for a selling shareholder or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, from an account in which the selling shareholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the foregoing may affect the marketability of the common stock. Donnebrooke will require each selling shareholder and his broker, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling shareholders' shares.

It is anticipated that the selling shareholders may offer all 330,000 shares for sale. Because it is possible that a significant number of shares could be sold at the same time, these sales, or the possibility of these sales, may have a depressive effect on the market price of Donnebrooke's common stock. No assurance can be given as to the liquidity of the trading market for the common stock.


Regulations Affecting the Price and Marketability of Donnebrooke's Stock


Because of the low price of the common stock and the fact that it is not listed on any established market or exchange, the shares may be subject to a number of regulations that may affect the price of the shares and your ability to sell the shares in the secondary market.

For example, Rule 15g-9 under the Exchange Act may affect the ability of broker-dealers to sell the shares may affect your ability to sell the common stock in the secondary market. This rule generally applies to all shares not listed with NASD or any stock exchange. The rule imposes additional sales practices requirements on broker-dealers that sell low-priced securities to persons other than institutional accredited investors and established customers. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction.

In addition, because the penny stock rules will probably continue to apply to Donnebrooke's shares, investors will probably find ti more difficult to sell this stock. SEC regulations define a penny stock to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to some exceptions. The penny stock rules require a broker-dealer to deliver a standardized disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation that the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements will probably reduce the level of trading activity in the secondary market for the common stock and may severely and adversely affect the ability of broker-dealers to sell Donnebrooke securities.

DIVIDEND POLICY

Donnebrooke has never paid or declared a cash dividend on its common stock and does not intend to pay cash dividends in the foreseeable future. The payment by Donnebrooke of dividends, if any, on its common stock in the future is subject to the discretion of the Board of Directors and will depend on Donnebrooke's earnings, financial condition, capital requirements and other relevant factors.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with Donnebrooke's financial statements and the notes associated with them as set forth elsewhere in this document. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. This discussion represents only the best present assessment by the management of Donnebrooke.


Caution Regarding Forward-Looking Information

This registration statement contains certain forward-looking statements and information relating to Donnebrooke that are based on the beliefs of Donnebrooke or its management as well as assumptions made by and information currently available to Donnebrooke or its management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to Donnebrooke or its management, are intended to identify forward-looking statements. Such statements reflect the current view of Donnebrooke or its management regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, the forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.


Company's History

Donnebrooke Corporation was incorporated with the name, Alluristics, Inc., on April 19, 1988 under the laws of the State of Delaware. In 1988 Donnebrooke filed a Form S-1 Registration Statement under the Securities Act of 1933 (which was declared effective February 15, 1989), covering 5,000,000 shares of its common stock. Later in 1989 the Allison family of Houston, Texas acquired a controlling interest in Donnebrooke. Over the years there were a number of stock issuances, in addition to stock splits. On October 16, 1998 Halter Capital Corporation acquired 19,490,735 shares of Donnebrooke's common stock, representing approximately 52% of the number of shares then issued and outstanding. Subsequently Donnebrooke's shareholders approved a one for 1000 reverse split of the common stock. This action decreased the number of issued and outstanding shares of common stock from 37,333,000 to 38,072 as of the effective date. On March 15, 1999, Donnebrooke issued 1,313,000 shares of its common stock to Halter Capital Corporation which had paid certain debts of Donnebrooke owing to its creditors and 2,289,300 shares of its common stock to Kevin B. Halter, Jr. for services which he had previously rendered as a consultant for Donnebrooke. On June 30, 1999, Donnebrooke sold 300,000 shares of its restricted, unregistered common stock to an unrelated third party for $10,000.00 cash so that it could pay expenditures related to this registration and other current bills.


Discussion of Financial Condition

Donnebrooke  currently  has no  revenues,  no  operations  and  owns no  assets.
Donnebrooke will remain illiquid until such time as a business combination transaction occurs, if ever. No prediction of the future financial condition of Donnebrooke can be made.

Due to the lack of sustaining operations from inception, Donnebrooke is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of approximately $169,000. These were extinguished in March 1999 when Donnebrooke issued 3,602,300 shares of restricted stock to two existing shareholders and in June 1999 when a new investor purchased 300,000 shares for $10,000.00 cash. Accordingly, Donnebrooke is dependent upon its current management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporation during this phase.

Donnebrooke's independent auditor, S.W. Hatfield, CPA, expressed, in its opinion on Donnebrooke's audited financial statements, doubt about Donnebrooke's ability to continue as a going concern. Reference is made to Note A to the financial statements of Donnebrooke included elsewhere in this registration statement.

Plan of Business

General

Donnebrooke intends to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, Donnebrooke does not intend to combine with a private company that may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of Donnebrooke's common stock for stock or assets, or any other form that will result in the combined enterprises becoming a publicly-held corporation.

Pending negotiation and consummation of a combination, Donnebrooke anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Donnebrooke incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Donnebrooke's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Donnebrooke's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, Donnebrooke's common stock will become worthless and holders of Donnebrooke's common stock will receive a nominal distribution, if any, upon Donnebrooke's liquidation and dissolution.


Combination Suitability Standards

In its pursuit for a combination partner, Donnebrooke's management intends to consider only combination candidates that are profitable or, in management's view, have growth potential. Donnebrooke's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Donnebrooke with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Donnebrooke may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Donnebrooke's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Donnebrooke will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent that Donnebrooke is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Donnebrooke's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

(1)  will have been  convicted  of  securities  fraud,  mail  fraud,  tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

(2) will have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or

(3) will have been a defendant in a civil action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

Donnebrooke's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination negotiations or proceedings. However, Donnebrooke's officers and directors will not generally take other steps to verify independently information obtained in this manner which is favorable. Unless something comes to their attention which puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.

                                    BUSINESS
 General

Donnebrooke Corporation was incorporated with the name, Alluristics, Inc., on April 19,1988 under the laws of the State of Delaware. Later in 1988 Donnebrooke filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission with respect to a distribution of its common stock to the shareholders of Halter Venture Corporation, the corporation that was at that time its parent. This distribution of Donnebrooke's common stock became effective February 15, 1989. Donnebrooke had not yet engaged in any business operations. The business purpose of Donnebrooke was, and remains, to seek out and obtain an acquisition, merger or outright sale transaction, whereby its shareholders would benefit.

Early in 1989 Albert Ray Allison III and his family purchased control of Donnebrooke. During 1989 and 1990 Donnebrooke attempted to enter into the business of owning, operating and managing various parcels of real estate and to own, operate and manage shared tenant service operations tailored predominately for the legal profession and related professions. Donnebrooke was not successful in initiating these operations. Accordingly, Donnebrooke has never had any substantial operations or substantial assets since its inception.

Donnebrooke's corporate charter was revoked in 1992 by the State of Delaware for failure to file required franchise tax reports and to pay franchise taxes. On October 16, 1998 Halter Capital Corporation acquired a controlling interest in Donnebrooke and the current Board of Directors was appointed by the previous Board of Directors, who then resigned. On October 26, 1998, tax reports were filed with, and franchise taxes were paid to, the State of Delaware and the corporate charter was revived.

Thereafter Donnebrooke's new management caused Donnebrooke's SEC periodic reporting to be brought current, including the filing of all required reports on Forms 10-K or 10-KSB and 10-Q or 10-QSB covering the periods through June 30, 1999. These actions were taken in order that Donnebrooke might be potentially more attractive to a private business that has an interest in becoming a publicly-held company be means of merging or otherwise affiliating itself with Donnebrooke.


Proposed Business

Donnebrooke intends to locate and combine with an existing, privately-held company, which is profitable, or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, Donnebrooke does not intend to combine with a private company that may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of Donnebrooke's common stock for stock or assets or any other form that will result in the combined enterprise's becoming a publicly-held corporation.

Pending negotiation and consummation of a combination, Donnebrooke anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Donnebrooke incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Donnebrooke's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Donnebrooke's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, Donnebrooke's common stock will become worthless and holders of Donnebrooke's common stock will receive a nominal distribution, if any, upon Donnebrooke's liquidation and dissolution.


Combination Suitability Standards

         In its pursuit for a combination partner, Donnebrooke's management intends to consider only combination candidates which are profitable or, in management's view, have growth potential. Donnebrooke's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Donnebrooke with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Donnebrooke may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Donnebrooke's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Donnebrooke will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent Donnebrooke is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Donnebrooke's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

     (1) will have been convicted of securities fraud, mail fraud, tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

     (2) will have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or

     (3) will have been a defendant in a civi1 action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

         Donnebrooke's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination negotiations or proceedings. However, the officers and directors of Donnebrooke will not generally take other steps to verify independently information obtained in this manner which is favorable. Unless something comes to their attention that puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.

 Properties

         Donnebrooke has no properties or assets of any kind.

 Legal Proceedings

         Donnebrooke is not a party to any pending litigation nor is it aware of any threatened legal proceeding.

Employees

         Donnebrooke has no employees.


DIRECTORS AND OFFICERS

The current directors and officers of Donnebrooke are as follows:

       NAME                   AGE                  POSITION

  Kevin B. Halter              63         President, Treasurer and Director

  Kevin B. Halter, Jr.         38         Vice President, Secretary and Director

Kevin B. Halter has served as President, Treasurer and a director of Donnebrooke since October 1998. Mr. Halter has served as Chairman of the Board and Chief Executive Officer of Halter Capital Corporation, a privately-held investment and consulting company, since 1987. Kevin B. Halter is the father of Kevin B. Halter, Jr. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Digital Communications Technology Corporation since 1994.

Kevin B. Halter, Jr. has served as Vice President, Secretary and a director of Donnebrooke since October 1998. Mr. Halter also serves as Vice President and Secretary of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position which he has held since 1987. Kevin B. Halter, Jr. is the son of Kevin B. Halter. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994.


EXECUTIVE COMPENSATION

None of the officers and directors of Donnebrooke were compensated in any way for their service to Donnebrooke during the fiscal years ended December 31, 1997 and 1998.


                              CERTAIN TRANSACTIONS

On March 15, 1999, Donnebrooke issued 1,313,000 shares of its restricted, unregistered common stock to Halter Capital Corporation which had paid certain debts of Donnebrooke owing to Donnebrooke's creditors and 2,289,300 shares of its restricted, unregistered common stock to Kevin B. Halter, Jr. for services which he had previously rendered as a consultant for Donnebrooke.

On June 30, 1999, Donnebrooke sold 300,000 shares of its restricted, unregistered common stock to an unrelated third party for $10,000.00 cash so that it could pay expenditures related to this registration and other current bills.

                    DESCRIPTION OF DONNEBROOKE'S COMMON STOCK


Donnebrooke's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, with a par value of $.00001 per share. Donnebrooke currently has approximately 900 shareholders. Holders of common stock are entitled to one vote for each share owned on each matter submitted to a vote of the shareholders. Currently there are 3,940,372 shares of common stock issued and outstanding. Donnebrooke's Board of Directors has the legal authority to issue the remaining unissued authorized shares (approximately 36,000,000 in number), without shareholder approval, for any purpose deemed to be in the best interest of Donnebrooke. Shares could be issued to deter or delay a takeover or other change of control of Donnebrooke.

All the shares of the common stock which are now outstanding are fully paid, validly issued and nonassessable. Holders of the common stock have no preemptive rights to subscribe for or to purchase any additional securities issued by Donnebrooke. Upon liquidation, dissolution or winding up of Donnebrooke, the holders of common stock are entitled to share ratably in the distribution of assets after payment of debts and expenses. There are no conversion, sinking fund or redemption provisions, or similar restrictions with respect to the common stock.

Holders of the common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy,"


Shares Eligible for Future Sale

Donnebrooke currently has 3,940,372 shares of common stock outstanding. The 330,000 shares proposed to be sold in the offering will be freely tradeable without restriction or further registration under the Securities Act. An additional 68,911 shares are already freely tradeable as a result of the registration completed in 1989. 3,541,461 outstanding shares are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly resold only if registered under the Securities Act in the future or sold in accordance with an eligible exemption from registration, such as Rule 144. All of these restricted shares are owned by affiliates of Donnebrooke.

In general, under Rule 144 as currently in effect, a person (including an affiliate of Donnebrooke) who beneficially has owned restricted securities that were acquired from Donnebrooke for at least one year prior to an intended sale date is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

(a) one percent of the number of shares of common stock then outstanding; or

(b) the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning Donnebrooke are satisfied.

Under Rule 144(k), a person who has not been an affiliate of Donnebrooke for at least three months preceding the intended sale date and who beneficially has owned restricted securities acquired from Donnebrooke for at least two years prior to the sale date, would be entitled to sell the shares without volume limitations, manner of sale provisions, or notification requirements.

Shares owned by persons who, under the Securities Act, are deemed to be affiliates of Donnebrooke are subject to volume limitations, manner of sale provisions, notification requirements, and requirements as to the availability of current public information regarding Donnebrooke, regardless of how long the shares have been owned. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Halter Capital Corporation is an affiliate of Donnebrooke because it owns more than ten percent of Donnebrooke's outstanding shares and because it is owned and controlled by Messrs. Halter. Both Kevin B. Halter and Kevin B. Halter, Jr. are affiliates of Donnebrooke because they are officers and directors and because they own and control Halter Capital Corporation. If any of the named affiliates ceased to be an affiliate of Donnebrooke, as much as 90% of the issued and outstanding shares of Donnebrooke's common stock could be marketable under Rule 144(k) three months thereafter. Sale of a substantial number of the shares owned by these persons in the public market could adversely affect the prevailing market price of Donnebrooke's stock.

TRANSFER AGENT

Donnebrooke's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

LEGAL MATTERS

Richard Braucher, attorney at law, Dallas, Texas, has acted as legal counsel for Donnebrooke in connection with this prospectus and related matters.

EXPERTS

The financial statements of Donnebrooke included in this prospectus and in the registration statement have been audited by S.W. Hatfield, CPA, to the extent and for the periods indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

Donnebrooke is currently subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and has in the past filed, and will continue in the future to file, periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any of these reports at the following public reference rooms maintained by the Commission :

In Washington, D.C.          In New York, New York       In Chicago, Illinois
450 Fifth Street, N.W.       7 World Trade Center        500 West Madison Street
Room 1024                    Suite 1300                  Suite 1400
Washington, D.C. 20549       New York, N.Y. 10048        Chicago, IL 60661-2511

You may obtain information on the operation of the public reference rooms by calling the Commission at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.C., Washington, D.C., 20549. The Commission also maintains an internet website that contains these reports and information about issuers, like Donnebrooke Corporation, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Donnebrooke has filed with the Commission a registration statement (including exhibits and information which the Commission permits the registrant to omit from this prospectus) on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock covered by this prospectus. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. You may obtain copies of the registration statement, including exhibits and other information about Donnebrooke, by contacting the Commission in the manner and at the addresses referenced above.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE                     None

DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Donnebrooke's bylaws provide that Donnebrooke will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


INDEX TO FINANCIAL STATEMENTS
                                                                            Page

Report of Independent Certified Public Accountants                           F-1
 Balance Sheets
as of December 31, 1998, 1997 and 1996                                       F-2
Statements of Operations and Comprehensive Income
   for the years ended December 31, 1998, 1997 and 1996
   and for the period April 19, 1988 (date of inception)
   to December 31, 1998                                                      F-3
Statements of Changes in Stockholders' Equity
   for the period from April 19, 1988 (date of
   inception) to December 31, 1998                                           F-4
Statements of Cash Flows
   For the years ended December 31, 1998,  1997 and 1996
   and for the period from April 19, 1988 (date of
   inception) to December 31, 1998                                           F-7
Notes to Financial Statements                                                F-8

Balance Sheets
   as of June 30, 1999 and December 31, 1998                                F-11
Statements of Operations and Comprehensive Income
   as of June 30, 1999 and December 31, 1998                                F-12
Statements of Cash Flows
   as of June 30, 1999 and December 31, 1998                                F-13
Notes to Financial Statements                                               F-14

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                                                         DONNEBROOKE CORPORATION

TABLE OF CONTENTS
                                            Page
Prospectus Summary                           3                 PROSPECTUS
Risk Factors                                 3
Principal and  Selling  Shareholders         5
Plan of Distribution                         6
Dividend Policy                              7               330,000 Shares of
Management's Discussion and
  Analysis of Financial Condition                              Common Stock
  and Results of Operation                   8
Business                                    10
Directors and  Officers                     11                 July    ,1999
Certain Transactions                        12
Description of Common Stock                 12
Transfer Agent                              13
Legal Matters                               13
Experts                                     13
Additional Information                      13
Changes in and Disagreements with
  Accountants on Accounting
      and Financial Disclosure              14
Disclosure of Commission
  Position on Indemnification
  for Securities Liabilities                14
Index to Financial Statements               14

                                     PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Other Expenses of Issuance and Distribution.

     The estimated expenses of the registration, all of which will be paid by Donnebrooke, are as follows:

              SEC Filing Fee                                  $100
              Printing Expense                                $2500
              Accounting Fees and Expenses                    $2500
              Legal Fees and Expenses                         $1000
              Blue Sky Fees and Expenses                       -0-
              TOTAL                                           $6100

   Exhibits.

               3.1      Articles of Incorporation of Donnebrooke*

               3.2      Bylaws of Donnebrooke*

               4.1      Specimen Stock Certificate for  Common  Shares*

               5.1      Opinion of  Richard  Braucher, Esq.**

              23.1      Consent of  S.W. Hatfield, C.P.A.**

              23.2      Consent of Richard  Braucher, Esq.**

                *    previously filed
               **    filed herewith

  Undertakings.

The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

     (a) To include any prospectus required under Section 10(a)(3) of the Securities Act.

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or nay material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be anew registration statement relating tot he securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Donnebrooke certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and had duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on the 12th day of July, 1999.




DONNEBROOKE CORPORATION


By: /s/ Kevin  B.  Halter                               July 12, 1999
-------------------------------------
        Kevin B. Halter, President
        and Chief Executive Officer
        (Principal Executive Officer)




                                POWER OF ATTORNEY


Donnebrooke and each person whose signature appears below hereby designates and appoints Kevin B. Halter as his attorney-in-fact (the " Attorney-in-Fact") with full power to act alone, and to execute and in the name and on behalf of Donnebrooke and each person, individually and in the capacity stated below, any amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as the Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together with all exhibits thereto and any and all documents in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ Kevin B. Halter                                            July 12, 1999
-------------------------------------
Kevin B. Halter, President, Treasurer
and Chief Executive Officer
(Principal Executive, Financial and
 Accounting Officer)



/s/   Kevin.  B. Halter, Jr.                                   July 12, 1999
-------------------------------------
Kevin B. Halter, Jr., Vice President,
Secretary and Director

EXHIBIT      5.1
                      (on stationery of Richard Braucher, Esq.)

July 13, 1999

Donnebrooke Corporation.
16910 Dallas Parkway, Suite 100
Dallas, Texas 75248

Re: Form SB-2 Registration Statement

At your request, I have examined the Registration Statement under File No. 333-81851 and pre-effective amendment number 1 thereto which you have filed with the Securities and Exchange Commission (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 330,000 shares of your Common Stock (the "Stock").

In rendering the following opinion, I have examined and relied only upon the documents and certificates of officers and directors of the Company as specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents:

 1.  Articles of Incorporation of the Company, as amended to date;

 2.  Bylaws of the Company, as amended to date;

 3. Resolutions of the Company's Board of Directors relating to the issuance of the Stock; and

 4.  The Registration Statement, as amended.

I  have  not  undertaken,   nor  do  I  intend  to  undertake,  any  independent
investigation beyond such documents and records.

Based on the foregoing, it is my opinion that the Stock has been legally authorized and validly issued and is fully paid and non-assessable.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the Stock described in the Registration Statement in connection with the offering described therein. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

By giving this opinion and consent, I do not admit that I am an expert with respect to any part of the Registration Statement or Prospectus within the meaning of that term "expert" as used in Section 11 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

Yours very truly,


/s/ Richard Braucher
---------------------
    Richard Braucher

EXHIBIT      23.1


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the use in the Pre-Effective Amendment Number 1 to the Form SB-2 Registration Statement under The Securities Act of 1933 of Donnebrooke Corporation (a Delaware corporation) of our report dated January 18, 1999 (except for Note D as to which the date is March 31, 1999) on the financial statements of Donnebrooke Corporation as of December 31, 1998, 1997 and 1996 and for each of the years then ended, accompanying the financial statements contained in such Form SB-2 Registration Statement Under The Securities Act of 1933, and to the use of our name and the statements with respect to us as appearing under the heading "Experts".




                                           /s/ S.W. Hatfield
                                           -------------------------------------
                                           S. W. HATFIELD, CPA
                                          (formerly S. W. HATFIELD + ASSOCIATES)
Dallas, Texas
July 12, 1999

EXHIBIT      23.2


                       CONSENT OF ATTORNEY FOR REGISTRANT



The undersigned, as attorney for the registrant, Donnebrooke Corporation, hereby consents to the use in the Form SB-2 Registration Statement under The Securities Act of 1933, as amended, by Donnebrooke Corporation of the legal opinion rendered by the undersigned and referenced therein and filed as an exhibit thereto and the use of his name in said registration statement.




Dallas, Texas                                       /s/ Richard Braucher
                                                        ------------------------
July 13, 1999                                           Richard   Braucher, Esq.

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Donnebrooke Corporation

We have audited the accompanying balance sheets of Donnebrooke Corporation (a Delaware corporation and a development stage company) as of December 31, 1998, 1997 and 1996 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years then ended, respectively, and for the period from April 19, 1988 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnebrooke Corporation (a development stage company) as of December 31, 1998, 1997 and 1996, and the results of its operations and its cash flows for each of the three years then ended, respectively, and for the period from April 19, 1988 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.


                                                             S. W. HATFIELD, CPA
                                          (formerly S. W. HATFIELD + ASSOCIATES)

Dallas, Texas
January 18, 1999 (except for
   Note D, as to which the
   date is March 31, 1999)




                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                             DONNEBROOKE CORPORATION
                          (a development stage company)
                                 BALANCE SHEETS
                        December 31, 1998, 1997 and 1996


                                             1998        1997         1996
                                           ---------    ---------    ---------

ASSETS                                     $    --      $    --      $    --
                                           =========    =========    =========


LIABILITIES
   Due to controlling shareholder          $  18,217    $    --      $    --
                                           ---------    ---------    ---------


STOCKHOLDERS' EQUITY
   Preferred stock - $0.00001 par value
     10,000,000 shares authorized; none
     issued and outstanding                     --           --           --
   Common stock - $0.00001 par value
     50,000,000 shares authorized
     38,072 issued and outstanding              --           --           --
   Additional paid-in capital                132,590      132,590      132,590
   Deficit accumulated during
     the development stage                  (150,807)    (132,590)    (132,590)
                                           ---------    ---------    ---------

       Total stockholders' equity            (18,217)        --           --
                                           ---------    ---------    ---------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                    $    --      $    --      $    --
                                           =========    =========    =========


The accompanying notes are an integral part of these financial statements.
                                                                             F-2



                             DONNEBROOKE CORPORATION
                          (a development stage company)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                  Years ended December 31, 1998, 1997 and 1996
  and Period from April 19, 1988 (date of inception) through December 31, 1998


                                                                             Period from
                                                                            April 19, 1988
                                                                          (date of inception)
                                                                               through
                                                                             December 31,
                                             1998        1997     1996         1998
                                           ---------    ------   ------     ----------------


Revenues
   Real estate management fees             $    --      $ --     $ --       $  41,253
                                           ---------    ------   ------     ---------

Expenses
   General and administrative expenses          --        --       --          45,685
   Reorganization and reactivation costs      18,217      --       --          18,217
   Amortization of organization costs           --        --       --           1,208
                                           ---------    ------   ------     ---------

     Total expenses                           18,217      --       --          65,110
                                           ---------    ------   ------     ---------


Loss from operations                         (18,217)     --       --         (23,857)

Other expenses
   Loss on abandonment of fixed assets          --        --       --        (126,950)
                                           ---------    ------   ------     ---------

Net loss                                     (18,217)     --       --        (150,807)

Other comprehensive income                      --        --       --            --
                                           ---------    ------   ------     ---------

Comprehensive loss                         $ (18,217)   $ --     $ --       $(150,807)
                                           =========    ======   ======     =========


Loss per weighted-average
   share of common stock
   outstanding, calculated
   on net loss - basic and fully diluted   $   (0.48)   nil      nil        $   (4.05)
                                           =========    ======   ======     =========

Weighted-average number
   of shares of common
   stock outstanding                          38,072    38,072   38,072        37,207
                                           =========    ======   ======     =========



The accompanying notes are an integral part of these financial statements.
                                                                             F-3




                             DONNEBROOKE CORPORATION
                          (a development stage company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
    Period from April 19, 1988 (date of inception) through December 31, 1998


                                                                              Deficit
                                                                            accumulated
                                                               Additional    during the
                                       Common Stock             paid-in      development
                                   Shares          Amount       capital       stage           Total
                                 -----------    -----------   -----------   -----------    -----------

Issuance of stock at formation
   on April 19, 1988              16,000,000    $       160   $      --     $      --      $       160

Capital contributed to
  support development                   --             --           1,700          --            1,700

Net loss for the period                 --             --            --          (1,728)        (1,728)
                                 -----------    -----------   -----------   -----------    -----------

Balances at
   December 31, 1988              16,000,000            160         1,700        (1,728)           132

Shares issued during
   the year                       21,333,000            213       130,517          --          130,730

Shares issued into
   escrow pending
   acquisition of
   real estate                    17,303,000           --            --            --             --

Net loss for the year                   --             --            --          (5,520)        (5,520)
                                 -----------    -----------   -----------   -----------    -----------

Balances at
  December 31, 1989               54,636,000            373       132,217        (7,248)       125,342

Return of shares to
   unissued status due
   to non-performance
   by the selling parties        (17,303,000)          --            --            --             --

Net loss for the year                   --             --            --        (124,633)      (124,633)
                                 -----------    -----------   -----------   -----------    -----------

Balances at
  December 31, 1990               37,333,000            373       132,217      (131,881)           709

Net loss for the year                   --             --            --            (242)          (242)
                                 -----------    -----------   -----------   -----------    -----------

Balances at
  December 31, 1991               37,333,000    $       373   $   132,217   $  (132,123)   $       467
                                 ===========    ===========   ===========   ===========    ===========



                                  - Continued -



The accompanying notes are an integral part of these financial statements.
                                                                             F-4




                             DONNEBROOKE CORPORATION
                          (a development stage company)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - CONTINUED
    Period from April 19, 1988 (date of inception) through December 31, 1998


                                                                   Deficit
                                                                  accumulated
                                                     Additional    during the
                               Common Stock            paid-in    development
                            Shares        Amount       capital       stage         Total
                           ----------   ----------   ----------   ----------    ----------

Balances at
  December 31, 1991        37,333,000   $      373   $  132,217   $ (132,123)   $      467

Net loss for the year            --           --           --           (242)         (242)
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1992       37,333,000          373      132,217     (132,365)          225

Net loss for the year            --           --           --           (221)         (221)
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1993       37,333,000          373      132,217     (132,586)            4

Net loss for the year            --           --           --             (4)           (4)
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1994       37,333,000          373      132,217     (132,590)         --

Net loss for the year            --           --           --           --            --
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1995       37,333,000          373      132,217     (132,590)         --

Net loss for the year            --           --           --           --            --
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1996       37,333,000          373      132,217     (132,590)         --

Net loss for the year            --           --           --           --            --
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1997       37,333,000          373      132,217     (132,590)         --

Net loss for the year            --           --           --        (18,217)      (18,217)
                           ----------   ----------   ----------   ----------    ----------

Balances at
   December 31, 1998, as
   originally presented    37,333,000   $      373   $  132,217   $ (150,807)   $  (18,217)
                           ==========   ==========   ==========   ==========    ==========


                                  - Continued -


The accompanying notes are an integral part of these financial statements.
                                                                             F-5




                             DONNEBROOKE CORPORATION
                          (a development stage company)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - CONTINUED
    Period from April 19, 1988 (date of inception) through December 31, 1998


                                                                             Deficit
                                                                            accumulated
                                                               Additional   during the
                                       Common Stock             paid-in     development
                                  Shares         Amount          capital      stage         Total
                                -----------    -----------    -----------   -----------    -----------

Balances at
   December 31, 1998, as
   originally presented          37,333,000            373        132,217      (150,807)       (18,217)

Effect of one for 1,000
   reverse stock split in
   February 1999, including
   effect of fractional share
   rounding                     (37,294,928)          (373)           373          --             --
                                -----------    -----------    -----------   -----------    -----------

Balances at
   December 31, 1998,
   as restated                       38,072    $      --      $   132,590   $  (150,807)   $   (18,217)
                                ===========    ===========    ===========   ===========    ===========





The accompanying notes are an integral part of these financial statements.
                                                                             F-6




                             DONNEBROOKE CORPORATION
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                Years ended December 31, 1998, 1997 and 1996 and
    Period from April 19, 1988 (date of inception) through December 31, 1998

                                                                                 Period from
                                                                                 April 19, 1988
                                                                                (date of inception)
                                                                                   through
                                                                                  December 31,
                                                     1998         1997    1996      1998
                                                  ------------   ------   ------   ----------------


Cash Flows from Operating Activities
Net loss for the period                           $    (18,217)  $ --     $ --     $(150,807)
Adjustments to reconcile net loss
   to net cash provided by operating activities
     Loss on abandonment of fixed assets                  --       --       --       126,950
     Amortization of organization costs                   --       --       --         1,208
     Payment of organization costs                        --       --       --        (1,208)
                                                  ------------   ------   ------   ---------

Net cash used in operating activities                  (18,217)    --       --       (23,857)
                                                  ------------   ------   ------   ---------

Cash Flows from Investing Activities                      --       --       --          --
                                                  ------------   ------   ------   ---------

Cash Flows from Financing Activities
Issuance of common stock                                  --       --       --         3,940
Cash advanced by controlling shareholder                18,217     --       --        18,217
Capital contributed to support development                --       --       --         1,700
                                                  ------------   ------   ------   ---------

Net cash used in financing activities                     --       --       --        23,857
                                                  ------------   ------   ------   ---------

Increase in Cash                                          --       --       --          --

Cash at beginning of period                               --       --       --          --
                                                  ------------   ------   ------   ---------

Cash at end of period                             $       --     $ --     $ --     $    --
                                                  ============   ======   ======   =========

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid for the period                 $       --     $ --     $ --     $    --
                                                  ============   ======   ======   =========
     Income taxes paid for the period             $       --     $ --     $ --     $    --
                                                  ============   ======   ======   =========

Supplemental Disclosure of
   Non-cash Investing and
   Financing Activities
     Common stock exchanged for
       office furniture and equipment             $       --     $ --     $ --     $ 126,950
                                                  ============   ======   ======   =========


The accompanying notes are an integral part of these financial statements.
                                                                             F-7

                             DONNEBROOKE CORPORATION
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - Organization and Description of Business

Donnebrooke Corporation (Company) was incorporated on April 19, 1988 as Alluristics, Inc. under the laws of the State of Delaware. During 1989 and 1990, the Company attempted to enter the business of owning, operating and managing various parcels of real estate and to own, operate and manage shared tenant service operations tailored predominately for the legal profession and related professionals. The Company was unsuccessful in initiating these operations.

Accordingly, the Company has had no substantial operations or substantial assets since inception. The current business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's stockholders will benefit. The Company is not engaged in any negotiations and has not undertaken any steps to initiate the search for a merger or acquisition candidate.

Due to the lack of sustaining operations from inception, the Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of approximately $151,000. Accordingly, the Company is fully dependent upon its current management and/or significant stockholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. During the fourth quarter, the Company has had paid on its behalf by management and significant shareholders or has accrued various aggregate reorganization and reactivation expenses of approximately $18,200 on behalf of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Organization costs

     Organization costs were amortized using the straight-line basis.

3.   Income taxes

     The Company files its own separate federal income tax return and uses the asset and liability method of accounting for income taxes. Due to a September 30, 1998 change in control involving in excess of 50.0% of the outstanding common stock of the Company, the Company has no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods.

                             DONNEBROOKE CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - Summary of Significant Accounting Policies - Continued

4.   Loss per share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1998, 1997 and 1996, the Company had no outstanding warrants and/or options outstanding.


NOTE C - Related Party Transactions

For the period April 19, 1988 (date of inception) through December 31, 1988, Halter Venture Corporation, the Company's initial former controlling shareholder, provided office space and management services to the Company for an aggregate fee of $1,700.

During the fourth quarter of 1998, the Company had paid on its behalf or accrued approximately $14,600 in expenses for stock transfer and electronic document filing services to an entity related to an officer and controlling shareholder of the Company.


NOTE D - Subsequent Events

In January 1999, the Company circulated a proxy statement for a Special Meeting of Shareholders to be held on February 16, 1999. The principal purpose of this meeting was to elect two directors to serve until the next Annual Meeting of Shareholders and approved an amendment to the Company's Certificate of Incorporation to effect a one for one thousand (1 for 1,000) reverse split of the Company's issued and outstanding common stock and to reduce the number of Authorized Shares from one billion (1,000,000,000) to fifty million. (50,000,000). There was no change to the stated par value of the Company's common stock in this proposal.

In February 1999, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to effect a one (1) for one thousand (1,000) reverse stock split of the issued and outstanding shares of the Company's common stock and to reduce the number of authorized shares from one billion (1,000,000,000) to fifty million (50,000,000). The effect of the reverse split is reflected in the accompanying financial statements as if the reverse split had occurred on the first day of the earliest period presented.

In March 1999, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware. This amendment changed the Company's capital structure to eliminate all references to preferred stock and reduced the number of common shares authorized from 1,000,000,000 of $0.00001 par value to 50,000,000 shares of $0.00001 par value.

                             DONNEBROOKE CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE D - Subsequent Events - Continued

In March 1999, the Company issued an aggregate 3,602,300 shares of common stock, pursuant to a Form S-8, Registration Statement under The Securities Act of 1933, to a controlling shareholder and an affiliated individual, who is an officer and director of the Company, in settlement of expenses paid or accrued on behalf of the Company for various consulting, reorganization, stock transfer and electronic document filing services. This transaction was valued at an aggregate of approximately $36,000, which equaled the respective invoiced amounts paid or accrued on behalf of the Company by the respective related parties. Of the aggregate amount, approximately $19,000 was for services paid or accrued on the Company's behalf by an entity related to the individual who is an officer and director of the Company.





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                                                                            F-10




Part 1 - Item 1
Financial Statements

                             Donnebrooke Corporation
                        (a development stage enterprise)

                                 Balance Sheets


                                                         (Unaudited)    (Audited)
                                                         June 30,       December 31,
                                                           1999             1998
                                                       ------------    ------------

Assets
   Cash on hand and in bank                            $     10,000    $       --
                                                       ============    ============


Liabilities
   Due to controlling shareholder                      $       --      $     18,217
                                                       ------------    ------------

Stockholders' Equity
   Common stock - $0.00001 par value                     50,000,000
     shares authorized.  3,940,372 and 38,072 shares
     issued and outstanding, respectively                        39            --
   Additional paid-in capital                               178,574         132,590
   Deficit accumulated during the development stage        (168,613)       (150,807)
                                                       ------------    ------------

       Total stockholders' equity                            10,000         (18,217)
                                                       ------------    ------------

Total Liabilities and Stockholders' Equity             $     10,000    $       --
                                                       ============    ============




The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
                                                                            F-11



                             Donnebrooke Corporation
                        (a development stage enterprise)

                Statements of Operations and Comprehensive Income

                                   (Unaudited)


                                        Six months     Six months    Three months  Three months
                                          ended          ended           ended        ended
                                         June 30,       June 30,        June 30,     June 30,
                                            1999           1998          1999         1998
                                        -----------    -----------   -----------   -----------

Revenues                                $      --      $      --     $      --     $      --
                                        -----------    -----------   -----------   -----------

Expenses
   General and
     administrative expenses                 17,806           --            --            --
                                        -----------    -----------   -----------   -----------

Net Loss                                    (17,806)          --            --            --

Other comprehensive income                     --             --            --            --
                                        -----------    -----------   -----------   -----------

Comprehensive Loss                      $   (17,806)   $      --     $      --     $      --
                                        ===========    ===========   ===========   ===========


Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   net loss - basic and fully diluted       $(0.01)           nil           nil            nil
                                             =====            ===           ===            ===

Weighted-average number
   of common stock shares
   outstanding - basic and
   fully diluted                          2,189,169         38,072     3,643,670        38,072
                                        ===========    ===========   ===========   ===========




The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
                                                                            F-12

                             Donnebrooke Corporation
                        (a development stage enterprise)

                            Statements of Cash Flows

                                   (Unaudited)


                                                     Six months  Six months
                                                        ended       ended
                                                      June 30,    June 30,
                                                        1999        1998
                                                     ----------  ----------
Cash flows from operating activities
   Net loss for the period                           $(17,806)   $   --
   Adjustments to reconcile net loss
     to net cash provided by operating
     activities
       Common stock issued for consulting services     17,806        --
                                                     --------    --------

Net cash used in operating activities                    --          --
                                                     --------    --------

Cash flows from investing activities                     --          --
                                                     --------    --------

Cash flows from financing activities
   Proceeds from sale of common stock                  10,000        --
                                                     --------    --------

Increase (decrease) in cash                            10,000        --

Cash at beginning of period                              --          --
                                                     --------    --------

Cash at end of period                                $ 10,000    $   --
                                                     ========    ========



The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
                                                                            F-13

                             Donnebrooke Corporation
                        (a development stage enterprise)

                          Notes to Financial Statements


Note 1 - Basis of Presentation

During interim periods, Donnebrooke Corporation (Company) follows the accounting policies set forth in its Annual Report Pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K as filed with the U. S. Securities and Exchange Commission. The December 31, 1998 balance sheet data was derived from audited financial statements of Donnebrooke Corporation, but does not include all disclosures required by generally accepted accounting principles. Users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in the Annual Report Pursuant to
Section 13 of the Securities Exchange Act of 1934 on Form 10-K when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-Q, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and comprehensive income and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

     Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of June 30, 1999 and 1998, the Company had no outstanding warrants and/or options outstanding.

                             Donnebrooke Corporation
                        (a development stage enterprise)

                    Notes to Financial Statements - Continued


Note 3 - Common Stock Transactions

In February 1999, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to effect a one (1) for one thousand (1,000) reverse stock split of the issued and outstanding shares of the Company's common stock and to reduce the number of authorized shares from one billion (1,000,000,000) to fifty million (50,000,000). The effect of the reverse split is reflected in the accompanying financial statements as if the reverse split had occurred on the first day of the earliest period presented.

In March 1999, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware. This amendment changed the Company's capital structure to eliminate all references to preferred stock and reduced the number of common shares authorized from 1,000,000,000 of $0.00001 par value to 50,000,000 shares of $0.00001 par value.

In March 1999, the Company issued an aggregate 3,602,300 shares of common stock, pursuant to a Form S-8, Registration Statement under The Securities Act of 1933, to a controlling shareholder and an affiliated individual, who is an officer and director of the Company, in settlement of expenses paid or accrued on behalf of the Company for various consulting, reorganization, stock transfer and electronic document filing services. This transaction was valued at an aggregate of approximately $36,000, which equaled the respective invoiced amounts paid or accrued on behalf of the Company by the respective related parties. Of the aggregate amount, approximately $19,000 was for services paid or accrued on the Company's behalf by an entity related to the individual who is an officer and director of the Company.

On June 30, 1999, the Company sold 300,000 shares of restricted, unregistered common stock to an unrelated third party for $10,000 cash.



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                                                                            F-15